

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2021

Eva G. Tang
Chief Financial Officer
American States Water Company
630 E. Foothill Blvd.
San Dimas, CA 91773-1212

> **Re: American States Water Company**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 001-14431**

Dear Ms. Tang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation